VRDT Corporation
12223 Highland Ave
Suite 106-542
Rancho Cucamonga, CA 91739

June 3, 2013

Via EDGAR

Craig Slivka, Special Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:         VRDT Corporation

Amendment No. 2 to Current Report on Form 8-K Filed December 26, 2012

Form 10-K/A for the Fiscal Year Ended March 31, 2012

Filed February 8, 2013

Form 10-Q/A for the Fiscal Quarter Ended September 30, 2012 Filed February 18, 2013

From 10-Q for the Fiscal Quarter Ended December 31, 2012 Filed February 18, 2013

File No. 000-52677

Dear Mr. Slivka:

This letter responds to your correspondence of February 19, 2013 (the “Comment Letter”), with respect to the items referenced above filed by VRDT Corporation, File Number 000-52677. Specifically, this serves to address the comments of the Staff of the Commission as articulated in the Comment Letter.

Comment 1:     We note your response to comment one of our letter dated April 9, 2013. You state that you believe you may have exited shell status prior to the acquisition of 24Tech, but that the acquisition definitively allowed you to exit shell status. We note that the type of disclosure that should be included in the Form 8-K originally filed by you on August 31, 2012 reporting your acquisition of 24Tech is dependent upon your shell status. We note in particular that Item 2.01(f) of Form 8-K says that you must provide the information that would be required if you were filing a general form for registration of securities on Form 10 if you were a shell company, as those terms are defined in Rule 12b-2 under the Exchange Act, immediately before the transaction. To the extent you believe you exited shell status prior to the acquisition of 24Tech, please amend your Form 8-K filed on March 20, 2013 accordingly. To the extent you were a shell company immediately before the acquisition of 24Tech, please amend your Form 8-K originally filed on August 31, 2012 to provide the requisite disclosure and to address our prior comments relating to such disclosure.

Response:     The Registrant maintains that the acquisition of 24Tech definitively removed the Registrant from shell status. We will amend the Form 8K filed on March 20, 2013, to remove any reference to the contrary.

We trust that the current revised documents sufficiently address the comments articulated by the Staff in the Comment Letter. Please feel free to contact the undersigned should you have any other concerns or comments.

Very truly yours,

VRDT Corporation

By:	/s/ Dennis J Hogan
Dennis J Hogan
Chief Financial Officer